 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

17 July, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 17 July, 2026, Guardian Metal Resources PLC issued a press release titled “Implementation of Share Option Arrangements”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 17 July, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Implementation of Share Option Arrangements dated 17 July, 2026.

17 July 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Implementation of Previously Approved Share Option Arrangements

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, announces the formal implementation of previously approved share option arrangements with certain directors of the Company. Following the end of a closed trading period on 14 July 2026 under UK MAR, previously approved 681,817 new share options ("Options") over the Company's ordinary shares of 1 pence each ("Ordinary Shares") have now been granted to these directors on the terms described below.

Grant of Options Pursuant to Directors' Terms of Appointment

Pursuant to the terms agreed on his appointment, on 21 May 2026 (the "MT commencement date"), an option over 400,000 Ordinary Shares has been granted to Non-Executive Director Mark Thorpe, each at an exercise price of £2.55, such exercise price being the closing price of the Company's Ordinary Shares on AIM on the MT commencement date. The Options have a life to expiry of three years from the date of grant, with 100,000 vesting immediately and 300,000 vesting six months after his appointment, on 21 November 2026.

In addition, pursuant to the terms agreed on his appointment on 3 November 2025 (the "MS commencement date") Non-Executive Director Michael Schlumpberger became entitled to the grant of options over 400,000 Ordinary Shares in the Company, each at an exercise price of £1.31, such exercise price being the closing price of the Company's Ordinary Shares on AIM on the MS commencement date.  An option over 300,000 Ordinary Shares was granted in December 2025. An option over the remaining 100,000 Ordinary Shares under option has now been granted to Mr Schlumpberger, at the same exercise price of £1.31 per share, as previously agreed, per the terms of his original 3 November 2025 appointment. The Options have a life to expiry of three years from their respective vesting dates, with 50 per cent vesting immediately and 50 per cent vesting on 24 December 2026.

Grant of Options and Extension of Existing Options

Under the original EMI Option Deed dated 3 May 2023, prior to the Company's initial public offering and admission to AIM, it was intended that the option granted over 2,104,859 Ordinary Shares by the Company to Chief Executive Officer Oliver Friesen, each at an exercise price of 10.75p, would qualify as enterprise management incentive ("EMI") options (the "Original Option"). It was subsequently established that, under applicable UK tax regulations, the Original Option did not qualify to receive the tax advantaged treatment normally associated with EMI options.

Following consideration of this issue and pursuant to remuneration arrangements proposed by the remuneration committee and approved by the directors, in order to best restore Oliver Friesen to the same economic position intended by the Company at the time of execution of the original EMI Option Deed, the Company determined (i) to grant an EMI option over the maximum number of Ordinary Shares possible up to the statutory £250,000 individual limit, being 181,817 Ordinary Shares, to Chief Executive Officer Oliver Friesen, each at an exercise price of 10.75p; (ii) to extend the exercise period of the Original Options by five years to 3 May 2031; and (iii) to indemnify Mr Friesen for the net tax cost arising from the Original Options not qualifying as enterprise management incentive options, subject to a cap equal to the net tax cost that would have arisen had the Original Options been exercised on the original expiry date.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.